Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-295948

Sempra

Final Term Sheet

June 4, 2026

Floating Rate Notes due 2028

This issuer free writing prospectus relates only to Floating Rate Notes due 2028 (the “notes”) described below and should be read together with Sempra’s preliminary prospectus supplement dated June 4, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 15, 2026 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Sempra (the “Company”)

Anticipated Ratings:[1]	Baa2 (negative) by Moody’s Investors Service, Inc.
BBB (negative) by S&P Global Ratings
BBB+ (stable) by Fitch Ratings, Inc.

Trade Date:	June 4, 2026

Settlement Date:	June 9, 2026 (T+3)

Securities Offered:	Floating Rate Notes due 2028

Aggregate Principal Amount Offered:	$1,000,000,000

Interest and Interest Payment Dates:	Floating rate equal to Compounded SOFR (calculated as described in the Preliminary Prospectus Supplement), plus 67 basis points per annum, payable quarterly in arrears on October 7, January 7, April 7 and July 7 of each year, beginning on October 7, 2026

Maturity Date:	January 7, 2028

Price to Public:	100.000%, plus accrued interest, if any

No Optional Redemption:	The notes are not redeemable at the option of the Company

CUSIP:	816851 BY4

ISIN:	US816851BY40

Net Proceeds:	Approximately $998.5 million, after deducting the underwriting discount but before deducting the estimated offering expenses payable by the Company.

Joint Book-Running Managers:	BMO Capital Markets Corp.
Academy Securities, Inc.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-888-200-0266 or by calling Academy Securities, Inc. toll-free at 1-646-736-3995.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.